Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 26, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On August 26, 2009, China Life Insurance Company Limited issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated August 25, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
August 26, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Exhibit 99.1

Commission File Number 001-31914

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

IMPORTANT

The Company and all members of its Board of Supervisors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Announcement on Resolutions of the Second Meeting of the

Third Session of the Board of Supervisors

The second meeting (the “Meeting”) of the third session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) was held on August 25, 2009 at the conference room of the Company located at 29F. The supervisors were notified of the Meeting by way of a written notice dated August 14, 2009. Of the five supervisors of the Company, Xia Zhihua, Shi Xiangming, Yang Hong and Tian Hui attended the Meeting in person. Wang Xu was on business leave and authorized Yang Hong in writing to act on his behalf and cast votes for him. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China, the provisions under Articles of Association of the Company (the “AOA”) and Rules of Procedure of the Board of Supervisors of the Company.

The Meeting was presided over by Ms. Xia Zhihua, Chairman of the Board of Supervisors. After sufficient review and discussion, the supervisors who were present approved the A Share Interim Report for the Year of 2009 (the “A Share Interim Report”) and H Share Interim Report for the Year of 2009 (the “H Share Interim Report”) of the Company.

The Board of Supervisors concluded that:

a. The preparation and review procedures of the A Share Interim Report and the H Share Interim Report of the Company are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b. The content and form of the A Share Interim Report and the H Share Interim Report of the Company are in conformity with provisions under relevant laws, regulations and the listing rules of the jurisdictions where the Company is listed. The information contained therein will truly, accurately and completely reflect, in every respect, the financial conditions and operation results for the Company in the first half year of 2009.

Commission File Number 001-31914

c. Before the Board of Supervisors issuing the aforesaid comments, no activity violating the confidentiality provisions by the staff involved in the preparation and review of the A Share Interim Report and the H Share Interim Report of the Company was detected.

Voting result: 5 for, 0 against, with no abstention

At the Meeting, supervisors who were present were also debriefed about the Progress Report on the Accounting Principles to be adopted for the Company’s A Share and H share Financial Statements and the Report on the Implementation and Evaluation of Internal Control of the Company for the Interim Period of 2009.

Board of Supervisors of China Life Insurance Company Limited

August 25, 2009